SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

6501 Legacy Drive	
Plano, Texas	75024-3698
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

J. C. Penney Company, Inc. issued a news release on August 16, 2005, announcing its second quarter results of operations and financial condition. This information is attached as Exhibit 99.1.

The news release referred to above contains the non-GAAP financial measure of free cash flow. Although it is not a generally accepted accounting principle (GAAP) measure, it is derived from components of the Company's consolidated GAAP cash flow statement. Free cash flow from continuing operations is defined as cash provided by operating activities less dividends and capital expenditures, net of proceeds from the sale of assets.

Although free cash flow is a non-GAAP financial measure, management believes it is important in evaluating the Company's financial performance and measuring the ability to generate cash without incurring additional external financing. Positive free cash flow generated by a company indicates the amount of cash available for reinvestment in the business, or cash that can be returned to investors through increased dividends, stock repurchase programs, debt retirements, or a combination of these. Conversely, negative free cash flow indicates the amount of cash that must be raised from investors through new debt or equity issues, reduction in available cash balances or a combination of these. Free cash flow should be considered in addition to, rather than as a substitute for, cash provided by operating activities. The Company's calculation of free cash flow may differ from that used by other companies and therefore comparability may be limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Robert B. Cavanaugh
       Robert B. Cavanaugh
       Executive Vice President,
       Chief Financial Officer

Date: August 16, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	J. C. Penney Company, Inc. News Release issued August 16, 2005

Exhibit 99.1



JCPENNEY REPORTS SECOND QUARTER EARNINGS OF $0.46 PER SHARE

Operating Profit Increases 43 Percent to 5.4 Percent of Sales

PLANO, Texas, August 16, 2005 -- J. C. Penney Company, Inc. (NYSE: JCP) second quarter earnings from continuing operations rose to $0.46 per share from $0.22 per share in last year's second quarter. On a dollar basis, income from continuing operations increased to $122 million from $68 million last year. Earnings per share increased primarily as a result of strong operating performance, coupled with the impact of the company's ongoing common stock buyback program. Including the effects of discontinued operations, net income for the quarter was $0.50 per share compared to a loss of $0.02 per share last year.

Myron E. (Mike) Ullman, III, Chairman and Chief Executive Officer said, "Our operating performance in the second quarter reflects the continued progress we are making in offering merchandise assortments that fit our customers' lifestyles. We are pleased with progress made to date and are committed to strengthening the customer relationship. We will accomplish this by building our private brands, as well as offering national brands, that our customers – the middle American consumer – want, making it both exciting and convenient to shop with JCPenney. We are entering the third quarter and the Back-to-School selling season with momentum and early results have been encouraging."

Ullman added, "Even as we seek to build and enhance our brand-building and marketing activities, we remain committed to increasing long-term profitability by ensuring efficiency across our organization and continuing to strengthen our financial position. Based on the confidence we have in our Long-Range Plan, we announced a $400 million addition to our common stock repurchase program last month, bringing our total repurchase authorizations to over $4 billion since last August."

Operating Results

During the second quarter, total sales increased 5.4 percent. Department store sales increased 5.1 percent, while comparable department store sales increased 4.2 percent on top of a 6.9 percent increase in last year's second quarter. All merchandise divisions and all regions of the country contributed sales increases. For the quarter, Direct (catalog/Internet) sales increased 7.1 percent versus a 1.6 percent decrease last year, primarily as a result of continued strength in the Internet. Sales for jcpenney.com increased over 30 percent in the quarter in both the current and prior year.

Gross margin improved by 90 basis points to 38.1 percent of sales, reflecting better management of both inventory flow and seasonal transition, as well as continued strength in the performance of the company's private brand merchandise. SG&A expense dollars increased with the higher sales volume but were leveraged, improving by 60 basis points as a percent of sales.

Operating profit was $213 million, or 5.4 percent of sales, compared with $149 million, or 3.9 percent of sales last year. This represents an increase of 43 percent, or 150 basis points as a percent of sales.

Other Charges and Credits

Net interest expense was $40 million in the quarter, lower than original expectations, with interest income benefiting principally from higher short-term interest rates on cash balances. In addition, the company incurred pre-tax charges of $5 million related to the repurchase of debt in open market transactions during the quarter. The company reported $14 million of income from real estate and other, including $8 million in gains from the sale of previously closed facilities. The effective income tax rate for continuing operations was 33.2 percent, reflecting a $5 million one-time credit related to changes in state income taxes.

Discontinued Operations

On July 5, 2005, the company completed the sale of its interest in Lojas Renner S.A. Historical financial statements and restated comparable store sales percents reflecting Renner as a discontinued operation are included as part of this release (Attachment 1). Discontinued operations contributed $0.04 per share to net income in the second quarter, principally related to adjustments associated with the earlier sales of the Eckerd drugstore operation and international operations.

Financial Condition

As of July 30, 2005, the company had cash investments of $3.4 billion, which will be reduced over the balance of the year as the capital structure repositioning program is completed. Long-term debt totaled $3.5 billion and reflects the payment at maturity of the $193 million aggregate principal amount of 7.05% notes due May 23, 2005, as well as $56 million of open market debt repurchases in the second quarter. Free cash flow is trending higher than original guidance, principally as a result of strong operating performance in the first half. The company now expects to generate free cash flow of approximately $250 million for the fiscal year.

Capital Structure Repositioning

Since announcing the sale of Eckerd last year, the company's board of directors has authorized common stock repurchases that aggregate $4.15 billion. During the second quarter, the company repurchased 12.5 million shares of its common stock under this program, which brings the total repurchases in the first half of 2005 to approximately 20 million shares for about $1 billion. Since initiating the program in August 2004, the company has repurchased approximately 70 million shares for about $3 billion. The remaining $1.15 billion share repurchase authorization, which includes the additional $400 million authorized in connection with the July sale of Renner, is expected to be completed by the end of fiscal 2005.

Earnings Guidance

For the third and fourth quarters, both comparable store sales and Direct (catalog/Internet) sales are expected to increase low-single digits. The company currently expects earnings from continuing operations in the area of $0.82 per share and $1.52 per share in the third and fourth quarters, respectively. This would result in full year earnings from continuing operations of approximately $3.35 per share, an increase of more than 50 percent from the $2.20 earned in 2004. This guidance reflects the impact of expensing stock options, as well as the classification of Renner as a discontinued operation. Average diluted share counts for EPS calculations are expected to be approximately 260 million shares, 245 million shares, and 260 million shares for the third quarter, fourth quarter and full year, respectively.

Earnings per share guidance for the balance of the year reflects the expectation for continued improvement in both gross margin and SG&A expense as a percent of sales, coupled with benefits from the common stock buyback program. The company currently expects full year operating profit of approximately 8 percent. With higher short-term interest rates, net interest expense for the balance of the year should benefit from higher levels of interest income on cash balances. The company now expects interest expense to be in the range of $45 to $50 million per quarter, based on the current interest rate environment.

Conference Call/Webcast Details

Senior management will host a live conference call and real-time webcast on August 16, 2005, beginning at 9:30 a.m. ET. Access to the conference call is open to the press and general public in a listen only mode. To access the conference call, please dial **973-935-2035** and reference the JCPenney Quarterly Earnings Conference Call. The telephone playback will be available for two days beginning approximately two hours after the conclusion of the call by dialing **973-341-3080**, pin code **5717198.** The live webcast may be accessed via JCPenney's Investor Relations page at www.jcpenney.net, or on www.streetevents.com (for members) and www.fulldisclosure.com (for media and individual investors). Replays of the webcast will be available for up to 90 days after the event.

For further information, contact:

Investor Relations
Bob Johnson; (972) 431-2217; rvjohnso@jcpenney.com
Ed Merritt; (972) 431-8167; emerritt@jcpenney.com

Public Relations
Quinton Crenshaw; (972) 431-5581; qcrensha@jcpenney.com
Tim Lyons; (972) 431-4834; tmlyons@jcpenney.com

About JCPenney

J. C. Penney Corporation, Inc., the wholly owned operating subsidiary of J. C. Penney Company, Inc., is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of July 30, 2005, J. C. Penney Corporation, Inc. operated 1,015 JCPenney department stores throughout the United States and Puerto Rico. JCPenney is the nation's largest catalog merchant of general merchandise, and jcpenney.com is one of the largest apparel and home furnishings sites on the Internet.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect the company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, including oil prices, changes in management, retail industry consolidations, acts of terrorism or war, and government activity. Please refer to the company's most recent Form 10-K and subsequent filings for a further discussion of risks and uncertainties. Investors should take such risks into account when making investment decisions. In addition, non-GAAP terms referenced, such as EBITDA and free cash flow, are defined and presented in the Company's 2004 Annual Report on Form 10-K.
We do not undertake to update these forward-looking statements as of any future date.

# # #

J. C. PENNEY COMPANY, INC.
SUMMARY OF OPERATING RESULTS
(Unaudited)

(Amounts in millions except per share data)

	13 weeks ended			26 weeks ended		
	July 30, 2005	**July 31, 2004**	**% Inc. (Dec.)**	**July 30, 2005**	**July 31, 2004**	**% Inc. (Dec.)**
SALES PERCENTAGES:						
Comparable department store sales increase	4.2 %	6.9 %		3.5 %	8.0 %	
Direct (Catalog/Internet) sales increase/(decrease)	7.1 %	(1.6)%		6.2 %	2.5 %	
STATEMENTS OF OPERATIONS:						
Total net sales	$ 3,981	$ 3,778	5.4%	$ 8,099	$ 7,750	4.5%
Gross margin	1,516	1,407	7.7%	3,210	2,993	7.3%
Selling, general and administrative (SG&A) expenses	1,303	1,258	3.6%	2,689	2,620	2.6%
Operating profit	213	149	43.0%	521	373	39.7%
Net interest expense	40	48	(16.7)%	89	102	(12.7)%
Bond premiums and unamortized costs	5	-	N/A	18	-	N/A
Real estate and other	(14)	(5)	N/A	(36)	(13)	N/A
Income from continuing operations before income taxes	182	106	71.7%	450	284	58.5%
Income tax expense	60	38	57.9%	157	99	58.6%
Income from continuing operations	$ 122	$ 68	79.4%	$ 293	$ 185	58.4%
Discontinued operations, net of income tax expense/(benefit) of $28, $(86), $28 and $(176)	9	(67)	N/A	10	(143)	N/A
Net income	$ 131	$ 1	100.0% +	$ 303	$ 42	100.0% +
Earnings per share from continuing operations - diluted	$ 0.46	$ 0.22	100.0% +	$ 1.09	$ 0.60	81.7%
Earnings/(loss) per share - diluted	$ 0.50	$ (0.02)	100.0% +	$ 1.13	$ 0.14	100.0% +
FINANCIAL DATA:						
Ratios as a % of sales:						
Gross margin	38.1%	37.2%		39.6%	38.6%	
SG&A expenses	32.7%	33.3%		33.2%	33.8%	
Operating profit	5.4%	3.9%		6.4%	4.8%	
Depreciation and amortization	$ 88	$ 83		$ 175	$ 168	
Effective income tax rate for continuing operations	33.2%	35.5%		34.9%	34.9%	
COMMON SHARES DATA:						
Outstanding shares at end of period	255.6	283.8		255.6	283.8	
Average shares outstanding (basic shares)	261.8	282.6		266.5	280.0	
Average shares used for diluted EPS	264.5	287.4		269.2	307.9	
Shares repurchased	12.5	-		20.2	-	
Total cost of shares repurchased	$ 666	$ -		$ 1,026	$ -	

J. C. PENNEY COMPANY, INC.
SUMMARY BALANCE SHEETS AND STATEMENTS OF CASH FLOWS
(Unaudited)
(Amounts in millions)

	July 30, 2005	July 31, 2004
SUMMARY BALANCE SHEETS:		
Cash and short-term investments	$ 3,385	$ 7,383
Merchandise inventory (net of LIFO reserves of $25 and $43)	3,445	3,408
Other current assets	406	348
Property and equipment, net	3,625	3,413
Other assets	2,051	1,762
Assets of discontinued operations	-	227
Total assets	$ 12,912	$ 16,541
Accounts payable and accrued expenses	$ 2,659	$ 2,699
Current maturities of long-term debt	15	1,165
Current income taxes, payable and deferred	36	889
Long-term debt	3,457	3,960
Long-term deferred taxes	1,320	1,140
Other liabilities	1,031	991
Liabilities of discontinued operations	-	95
Total liabilities	8,518	10,939
Stockholders' equity	4,394	5,602
Total liabilities and stockholders' equity	$ 12,912	$ 16,541

	26 weeks ended	
	July 30, 2005	July 31, 2004
SUMMARY STATEMENTS OF CASH FLOWS:		
Net cash provided by/(used in):		
Total operating activities	$ 213	$ 218
Investing activities		
Capital expenditures	(233)	(179)
Proceeds from sale of assets	27	28
Proceeds from the sale of discontinued operations	283	4,666
Total investing activities	77	4,515
Financing activities		
Change in debt	(466)	(238)
Stock repurchase program	(1,018)	-
Other changes in stock	158	169
Dividends paid, preferred and common	(69)	(81)
Total financing activities	(1,395)	(150)
Cash (paid) for discontinued operations	(159)	(164)
Net (decrease)/ increase in cash and short-term investments	(1,264)	4,419
Cash and short-term investments at beginning of period	4,649	2,964
Cash and short-term investments at end of period	$ 3,385	$ 7,383

JCPenney Company, Inc.
Attachment 1
Income/(Loss) from Continuing Operations
(Unaudited)

(in millions, except per share data)	Fiscal 2001	Fiscal 2002
Retail sales, net		
Department stores	$ 14,491	$ 14,771
Direct (Catalog/Internet)	3,349	2,613
Total	17,840	17,384
Gross margin	5,974	6,224
Selling, general and administrative expenses	5,434	5,541
Operating profit	540	683
Net interest expense	219	212
Bond premiums and unamortized costs	-	-
Real estate and other (income)/expense	46	59
Income/(loss) from continuing operations before income taxes	275	412
Income taxes	92	129
Income/(loss) from continuing operations	**183**	**283**
Diluted earnings per share from continuing operations	$ 0.58	$ 0.95
Average shares used for diluted EPS calculation	267	270
Ratios as a % of sales		
Gross margin	33.5%	35.8%
SG&A expenses	30.5%	31.9%
Operating profit	3.0%	3.9%
Depreciation and amortization	$ 360	$ 362

JCPenney Company, Inc.
Attachment 1
Income/(Loss) from Continuing Operations
(Unaudited)

(in millions, except per share data)	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Fiscal 2003
Retail sales, net					
Department stores	$ 3,082	$ 3,017	$ 3,603	$ 5,113	$ 14,815
Direct (Catalog/Internet)	587	561	665	885	2,698
Total	3,669	3,578	4,268	5,998	17,513
Gross margin	1,436	1,280	1,639	2,143	6,498
Selling, general and administrative expenses	1,353	1,232	1,433	1,711	5,729
Operating profit	83	48	206	432	769
Net interest expense	61	67	62	57	247
Bond premiums and unamortized costs	-	-	-	-	-
Real estate and other (income)/expense	(9)	(12)	4	-	(17)
Income/(loss) from continuing operations before income taxes	31	(7)	140	375	539
Income taxes	9	(3)	47	126	179
Income/(loss) from continuing operations	**22**	**(4)**	**93**	**249**	**360**
Diluted earnings per share from continuing operations	$ 0.06	$ (0.04)	$ 0.32	$ 0.81	$ 1.20
Average shares used for diluted EPS calculation	273	272	298	311	297
Ratios as a % of sales					
Gross margin	39.1%	35.8%	38.4%	35.7%	37.1%
SG&A expenses	36.8%	34.5%	33.6%	28.5%	32.7%
Operating profit	2.3%	1.3%	4.8%	7.2%	4.4%
Depreciation and amortization	$ 87	$ 86	$ 90	$ 101	$ 364

JCPenney Company, Inc.
Attachment 1
Income/(Loss) from Continuing Operations
(Unaudited)

(in millions, except per share data)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Fiscal 2004	Q1 2005
Retail sales, net						
Department stores	$ 3,347	$ 3,226	$ 3,701	$ 5,083	$ 15,357	$ 3,459
Direct (Catalog/Internet)	625	552	690	872	2,739	659
Total	3,972	3,778	4,391	5,955	18,096	4,118
Gross margin	1,586	1,407	1,789	2,207	6,989	1,693
Selling, general and administrative expenses	1,362	1,258	1,447	1,635	5,702	1,386
Operating profit	224	149	342	572	1,287	307
Net interest expense	54	48	68	53	223	49
Bond premiums and unamortized costs	-	-	47	-	47	13
Real estate and other (income)/expense	(8)	(5)	-	25	12	(22)
Income/(loss) from continuing operations before income taxes	178	106	227	494	1,005	267
Income taxes	61	38	79	170	348	97
Income/(loss) from continuing operations	**117**	**68**	**148**	**324**	**657**	**170**
Diluted earnings per share from continuing operations	$ 0.38	$ 0.22	$ 0.50	$ 1.14	$ 2.20	$ 0.62
Average shares used for diluted EPS calculation	306	287	309	285	307	274
Ratios as a % of sales						
Gross margin	39.9%	37.2%	40.7%	37.1%	38.6%	41.1%
SG&A expenses	34.3%	33.3%	32.9%	27.5%	31.5%	33.6%
Operating profit	5.6%	3.9%	7.8%	9.6%	7.1%	7.5%
Depreciation and amortization	$ 85	$ 83	$ 89	$ 102	$ 359	$ 87

JCPenney Company, Inc.
Attachment 1: Consolidated Balance Sheets - Continuing Operations (Unaudited)
($ in millions)

	Fiscal 2005	Fiscal 2004				Fiscal 2003				Fiscal 2002	Fiscal 2001
	Apr. 30, 2005	May 1, 2004	Jul. 31, 2004	Oct. 30, 2004	Jan. 29, 2005	Apr. 26, 2003	Jul. 26, 2003	Oct. 25, 2003	Jan. 31, 2004	Jan. 25, 2003	Jan. 26, 2002
ASSETS											
Current assets											
Cash and short-term investments	$ 4,115	$ 2,997	$ 7,383	$ 4,541	$ 4,649	$ 2,609	$ 2,588	$ 1,890	$ 2,964	$ 2,454	$ 2,814
Receivables	274	163	150	145	274	237	198	353	140	155	112
Merchandise inventory [(1)]	3,258	3,312	3,408	4,207	3,142	3,306	3,318	4,172	3,135	2,955	2,894
Prepaid expenses	172	202	198	249	167	100	104	140	207	90	96
Total current assets	**7,819**	**6,674**	**11,139**	**9,142**	**8,232**	**6,252**	**6,208**	**6,555**	**6,446**	**5,654**	**5,916**
Property and equipment, net	3,574	3,408	3,413	3,439	3,575	3,478	3,447	3,439	3,461	3,566	3,698
Prepaid pension	1,524	1,302	1,297	1,570	1,538	1,123	1,111	1,381	1,320	1,150	873
Other assets	493	461	465	488	473	497	515	511	472	485	485
Assets of discontinued operations	289	6,315	227	250	309	6,887	7,063	7,190	6,601	6,932	7,021
Total Assets	**$ 13,699**	**$ 18,160**	**$ 16,541**	**$ 14,889**	**$ 14,127**	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**	**$ 17,787**	**$ 17,993**
LIABILITIES AND STOCKHOLDERS' EQUITY											
Current liabilities											
Accounts payable and accrued expenses	$ 2,559	$ 2,343	$ 2,699	$ 3,091	$ 2,770	$ 1,995	$ 1,959	$ 2,598	$ 2,458	$ 2,209	$ 2,075
Short-term debt	72	-	-	-	-	-	-	-	-	-	-
Current maturities of long-term debt	264	243	1,165	603	459	278	626	485	242	276	920
Current income taxes, payable and deferred	102	875	889	103	68	22	21	106	943	-	162
Total Current Liabilities	**2,997**	**3,461**	**4,753**	**3,797**	**3,297**	**2,295**	**2,606**	**3,189**	**3,643**	**2,485**	**3,157**
Long-term debt	3,461	5,113	3,960	3,955	3,464	5,505	5,128	5,103	5,114	4,897	5,140
Deferred taxes	1,320	1,205	1,140	1,291	1,319	1,202	1,209	1,330	1,218	1,161	1,016
Other liabilities	1,031	819	991	997	1,042	779	778	779	804	782	786
Liabilities of discontinued operations	128	1,964	95	106	149	1,994	2,181	2,172	2,096	2,092	1,765
Total Liabilities	**8,937**	**12,562**	**10,939**	**10,146**	**9,271**	**11,775**	**11,902**	**12,573**	**12,875**	**11,417**	**11,864**
Stockholders' Equity	**4,762**	**5,598**	**5,602**	**4,743**	**4,856**	**6,462**	**6,442**	**6,503**	**5,425**	**6,370**	**6,129**
Total Liabilities and Stockholders' Equity	**$ 13,699**	**$ 18,160**	**$ 16,541**	**$ 14,889**	**$ 14,127**	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**	**$ 17,787**	**$ 17,993**

(1) Net of LIFO reserve (in millions) of $25, $43, $43, $43, $25, $49, $49, $49, $43, $49, and $43, respectively.

JCPenney Company, Inc.
Attachment 1
Comparable Store Sales - Continuing Operations

	Fiscal 2003	Fiscal 2004	Fiscal 2005
February	(1.7)%	11.8%	5.9%
March	(5.1)%	11.1%	(0.4)%
April	(6.5)%	4.6%	3.5%
1st Quarter	(4.6)%	9.1%	2.8%
May	3.7%	9.2%	2.9%
June	0.5%	4.4%	7.4%
July	3.9%	8.1%	1.6%
2nd Quarter	2.5%	6.9%	4.2%
August	6.7%	4.1%	
September	0.7%	1.8%	
October	(2.5)%	1.8%	
3rd Quarter	1.7%	2.6%	
November	(1.1)%	12.2%	
December	4.1%	(1.3)%	
January	5.1%	2.5%	
4th Quarter	2.8%	2.8%	
Full Year	0.8%	4.9%	